Natural Blue Resources, Inc.
146 West Plant Street, Suite 300
Winter Garden, Florida 34787

February 17, 2010

Via EDGAR Filing as Correspondence

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549
Attention: Larry Spirgel
Assistant Director

RE:	Natural Blue Resources, Inc., a Delaware corporation (“we” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008 filed April 15, 2009, as amended April 17, 2009 and December 28, 2009
Forms 10-Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009 filed May 20, 2009 and August 19, 2009, as amended August 20, 2009 and December 28, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009 filed November 23, 2009
File No. 333-128060

Dear Mr. Spirgel:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) dated January 7, 2010, with respect to the above referenced Form 10-K and Forms 10-Q.  We have duplicated below in italicized text the Staff’s comments and have provided the Company’s responses following the Staff’s comments.  In response to the Staff’s comment letter, we have filed with the Commission a Form 10-K/A for the fiscal year ended December 31, 2008 on February 9, 2010, a Form 8-K on January 15, 2010,  and a Form 10-Q/A for quarterly period ended September 30, 2009 on February 17, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2008

Signatures

1.
We note your response to prior comment 15 from our letter dated November 2, 2009.  We also note that you have not included a signature from your principal accounting officer or controller.  Your Form 10-K must be signed by the registrant, on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of the board of directors.  See General Instruction D to Form 10-K.  Please amend your 10-K promptly to comply with that requirement.

In response to this comment, we have filed a Form 10-K/A that has been signed by our principal executive officer, principal financial and accounting officer and a majority of the board of directors.

Form 10-Q for the Quarterly Period Ended June 30, 2009

General

2.
We note you amended your Form 10-Q for the quarterly period ended June 30, 2009 by filing a Form 10-Q/A on November 9, 2009.  Please file an Item 4.02 Form 8-K detailing the restatement as soon as possible.

In response to this comment, we filed a Form 8-K on January 15, 2010, related to the restatement of our financial statements.

M. Restatement, page 18

3.
We note your restatement for the change in the closing date of the AMS sale and your statement that “with the change in the closing date, the AMS assets and liabilities are required to be consolidated with the Company as of June 30, 2009, while the loss on the sale of AMS is to be reported as of July 1, 2009.”  Please confirm to us that you recorded the loss on the sale in the quarterly period ended September 30, 2009.

We confirm that we recorded the loss on the sale of AMS in the financial statements for the quarterly period ended September 30, 2009.  Please note that such financial statements were restated in the Form 10-Q/A we filed on February 17, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2009

4.
We note that the financial statements included in your Form 10-Q for the quarterly period ended September 30, 2009 filed on November 23, 2009 were not reviewed.  Please amend your filing as soon as possible to include financial statements reviewed by your independent accountant as required by Paragraph (d) of Rule 10-01 of Regulation S-X.  Once you have filed a reviewed Form 10-Q for the quarterly period ended September 30, 2009 we may have further comments.

In response to this comment, we filed a Form 10-Q/A on February 17, 2010, which included restated financial statements for the quarterly period ended September 30, 2009.  Such financial statements were reviewed by our independent accountant.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

5.
Revise your filing to delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available to issuers of penny stock.

In response to this comment, we deleted the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 in our Form 10-Q/A filed on February 17, 2010.

Item 6. Exhibits

Exhibit 31.1

6.
We note that you have changed the language throughout the certification required by Exchange Act Rule 13a-14(a).  Revise your certification throughout to conform to the language in Item 601(31)(i) of Regulation S-K.  In addition, please provide certifications from your principal financial officer.  Please note that if one individual serves as principal executive and principal financial officer, you may include one certification and note both titles below the signature.

In response to this comment, we filed a Form 10-Q/A on February 17, 2010 to provide corrected certifications from our principal executive officer and principal financial officer.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters set forth in this letter, or if you require additional information, please contact our counsel, Mr. Jeffrey Decker of Baker & Hostetler LLP, at (407) 649-4017.

Sincerely,

/s/ Toney Anaya
Toney Anaya
Chief Executive Officer